EXHIBIT 99.1
                                                                  ------------


ABITIBI-CONSOLIDATED INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)
FOURTH QUARTER REPORT TO SHAREHOLDERS
FEBRUARY 1, 2006


SALE OF PANASIA

On November 17, 2005, Abitibi-Consolidated announced it completed the sale of its 50% share ownership in Pan Asia Paper Company Pte Ltd (PanAsia) to Norske Skogindustrier ASA (Norske Skog) of Norway for a cash consideration of US$600 million plus a cash purchase price adjustment of up to US$30 million depending on the achievement of certain financial performance objectives in 2006. Effective with the third quarter of 2005 financial reporting, the information pertaining to PanAsia is no longer proportionally included in the Company's consolidated financial statements, but presented as discontinued operations. Also, the Company has reclassified its historical information to exclude from continuing operations PanAsia's results (refer to Table 8).


$355 MILLION LOSS IN FOURTH QUARTER OF 2005

Abitibi-Consolidated reported a loss of $355 million, or 81 cents a share, in the fourth quarter ended December 31, 2005 compared to a loss of $108 million, or 24 cents a share, in the same quarter of 2004.

In the fourth quarter of 2005, the Company recorded a provision for mill closure and other elements of $19 million and asset write downs of $348 million mainly related to the permanent closure of the Kenora, Ontario and Stephenville, Newfoundland paper mills as well as impairment charges related to the Lufkin, Texas and Fort William, Ontario paper mills. In the fourth quarter of 2004, the Company recorded a provision for mill closure and other elements of $33 million and asset write downs of $364 million with respect to the permanent closure of two previously idled paper mills located in Port-Alfred, Quebec and in Sheldon, Texas. The Company recorded in the fourth quarter of 2004, an after-tax gain of $169 million on the translation of foreign currencies, derived primarily from its U.S. dollar debt.

Sales were $1,310 million in the three-month period ended December 31, 2005 compared to $1,347 million in the same period last year. The Company recorded an operating loss from continuing operations of $352 million during the quarter compared to an operating loss from continuing operations of $346 million for the fourth quarter of 2004. Lower operating results from continuing operations in the fourth quarter of 2005 were mainly attributable to higher manufacturing costs, a credit applied in 2004 related to the lumber countervailing duty (CVD) and anti-dumping duty (AD) revised rates and the strength of the Canadian dollar. These were partially offset by higher prices in the Company's paper business segments, lower amortization as well as lower mill closure and other elements.

Table 1: Variance Summary (in millions of dollars)

                                                           Fav/(unfav) variance due to:
                                        Fourth     ---------------------------------------------      Fourth
                                       Quarter                   Foreign                              Quarter
                                         2005       Volume       exchange      Prices      Costs        2004
                                       --------    --------     ----------    --------    -------   ---------
Sales                                   $1,310        ($87)       ($50)         $ 100      $   -     $ 1,347
Cost of products sold                      969          61          11              -        (48)        993
Distribution costs                         148           9           3              -         (2)        158
CVD/AD                                      13           3           1              -        (57)        (40)
SG&A                                        41           -           -              -          -          41
Mill closure and other elements             19           -           -              -         14          33
                                       --------    --------     ----------    --------    -------   ----------
EBITDA                                  $  120        ($14)       ($35)         $ 100       ($93)    $   162
Amortization                               124           -           6              -         14         144
Amortization (other)                       348           -           -              -         16         364
                                       ========    ========     ==========    ========    =======   ==========
Operating loss from
 continuing operations                   ($352)       ($14)       ($29)         $ 100       ($63)      ($346)
Operating profit (loss) from
 continuing operations bef. specific
 items (1)                                  15         (14)        (29)           100        (36)         (6)

Note (1)   Not in accordance with GAAP

When comparing the average exchange rate of the fourth quarter of 2005 to the same period in 2004, the Canadian dollar was 4% stronger against the U.S. dollar. The Company estimates this had an unfavourable impact of approximately $25 million on its operating results compared to the same period last year. Other currencies exchange rates had a negative impact of $4 million.

In the fourth quarter of 2005, the Company expensed $13 million in relation to the CVD and AD for lumber compared to a credit of $40 million in the fourth quarter of 2004. In the fourth quarter of 2004, the Company recorded a credit of $57 million in relation to the lumber CVD and AD estimated revised rates published in December of 2004 while expensing $17 million related to the fourth quarter shipments. More details are provided in the wood products section. The reduction of $4 million was mainly due to lower sales volume and the application, for a period of three weeks, of the lower estimated revised rates published by the U.S. Department of Commerce, in December of 2005.

As stated above, mill closure and other elements amounted to $19 million in the fourth quarter of 2005. Mill closure costs totalled $72 million mainly related to the permanent closure of the Kenora and Stephenville paper mills and the Champneuf, Quebec sawmill as well as the announced closure of one paper machine in Bridgewater, UK. These costs were partly offset by the gain of $53 million on the sale of timberlands in the Thunder Bay area, in Ontario. In the fourth quarter of 2004, the Company announced the permanent closure of the two previously idled Port-Alfred and Sheldon paper mills resulting in a provision for mill closure and other elements of $33 million.

Total amortization decreased to $472 million compared to $508 million in the fourth quarter of 2004. In December of 2005, the Company wrote down assets for an amount of $348 million attributable to asset write downs of $180 million mainly due to the permanent closure of the Kenora and Stephenville paper mills, an impairment charge of $125 million as a result of the impairment test of some long-lived assets of the Lufkin, Texas paper mill and an impairment charge of $43 million as a result of the devaluation of the Fort William paper mill to its net realizable value following the sale of timberlands in the Thunder Bay area. This compares with asset write downs of $364 million taken in December of 2004 with respect to the permanent closure of the Port-Alfred and Sheldon paper mills, which reduced amortization in 2005.

Financial expenses totalled $113 million in the fourth quarter of 2005, compared to $92 million in 2004. The increase is mainly due to the premium paid on early debt repayment.

For the twelve-month period ended December 31, 2005, the Company recorded a loss of $350 million compared to a loss of $36 million in the same period last year. On a per share basis, the Company recorded a loss of 80 cents compared to a loss of 8 cents in 2004.

Sales were $5,342 million in the twelve-month period ended December 31, 2005 compared to $5,299 million in the same period last year. The operating loss from continuing operations was $276 million compared to an operating loss from continuing operations of $256 million in the twelve months of 2004.

In the twelve months of 2005, the Canadian dollar was on average 7.4% stronger against the U.S. dollar compared to the same period of 2004. The Company estimates that the Canadian dollar appreciation had an unfavourable impact on its operating results of approximately $236 million compared to the previous year. Other currencies exchange rates had a negative impact of $16 million.

Table 2 shows how certain specific items have affected the Company's results in the reporting periods. The Company believes it is useful supplemental information as it provides an indication of the results excluding these specific items. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings (loss) determined in accordance with the Canadian Generally Accepted Accounting Principles (GAAP).

Table 2: Impact of Specific Items
                                                             In millions of dollars
                                                           (except per share amounts)
                                                     ------------------------------------
                                                     Fourth quarter   Twelve-month period
                                                     --------------   -------------------
                                                      2005     2004         2005     2004
                                                     -----    -----        -----    -----
Loss as reported                                     ($355)   ($108)       ($350)    ($36)
 (In accordance with GAAP)
 $ per share                                         (0.81)   (0.24)       (0.80)   (0.08)

Specific items (after taxes):

 Loss (gain) on translation of foreign currencies        9     (169)         (90)    (260)
 CVD/AD rates adjustments                                -      (39)           -      (22)
 Gain on sale of the Saint-Fe1icien pulp mill            -        -            -      (73)
 Gain on sale of Voyageur Panel                          -        -            -      (19)
 Loss on sale of PanAsia                                10        .           10        -
 Asset write offs / write downs                        228      235          244      235
 Mill closure and other elements                         2       21           14       20
 Alma start-up costs                                     -        -            -        4
 Early retirement program and labour force reduction     -        -            6        -
 Financial expenses                                     14        -           17        -
 Income tax adjustments                                 41        4          (27)      (2)
                                                       -----  -----        -----    -----
Loss excluding specific items                         ($51)    ($56)       ($176)   ($153)
 (Not in accordance with GAAP)
 $ per share                                         (0.12)   (0.13)       (0.40)   (0.35)

As the above table indicates, during the fourth quarter of 2005, the Company recorded an after-tax loss on translation of foreign currencies of $9 million, mainly from the weaker Canadian currency at the end of the quarter compared to the U.S. dollar, in which most of its long-term debt is denominated and a loss of $10 million after-tax on the sale of its interest in PanAsia attributable to a fiscal gain higher than the accounting gain. Also, the Company recorded asset write downs and impairment charges of $228 million after-tax mainly due to the permanent closure of the Kenora and Stephenville paper mills as well as impairments of the long-lived assets of the Lufkin and Fort William paper mills. Furthermore, the Company recognized an after-tax amount of $14 million in its financial expenses mainly due to the premium paid on early debt repayment and negative income tax adjustments of $41 million mainly due to the Quebec provincial tax rate increase. Finally, the Company recorded a provision for mill closure and other elements of $50 million after-tax mainly related to the permanent closure of the Kenora and Stephenville paper mills and the Champneuf sawmill as well as the announced closure of one paper machine in Bridgewater partly offset by an after-tax gain of $48 million on sale of timberlands.

During the fourth quarter of 2004, the Company recorded an after-tax gain on translation of foreign currencies of $169 million mainly from the stronger Canadian currency at the end of the quarter compared to the U.S. dollar, in which most of its long-term debt is denominated. Also in this reporting period, the Company recorded an after-tax credit of $39 million in relation to the revised lumber CVD and AD rates published in the fourth quarter of 2004. On the other hand, the Company recorded a provision for mill closure and other elements of $21 million after-tax and asset write downs of $235 million after-tax following the permanent closure of the two previously idled Port-Alfred and Sheldon paper mills. Consistent with its normal practice, the Company reviewed its income tax provision resulting in a $4 million unfavourable adjustment.

OVERVIEW OF RESULTS

At the beginning of 2005, Abitibi-Consolidated changed the name of its Value-Added Groundwood Papers segment to Commercial Printing Papers to better reflect the business segment in which the Company is operating.

Operating profit (loss) from continuing operations per business segment for the periods ended December 31 was as follows:

Table 3: Operating Profit (Loss) From Continuing Operations

                                                         In millions of dollars
                              ------------------------------------------------------------------------------
                              As reported in the financial statements       Before specific items(1)
                              --------------------------------------- --------------------------------------
                              Fourth quarter   Twelve-month  period     Fourth quarter   Twelve-month period
                              --------------   --------------------     --------------   -------------------
                              2005      2004         2005      2004     2005      2004         2005     2004
                              ----      ----         ----      ----     ----      ----         ----     ----
 Newsprint                   ($268)    ($400)       ($228)    ($362)     $27       ($6)        $117      $27
 Commercial Printing Papers    (82)      (25)         (89)      (52)     (11)      (22)         (18)     (38)
 Wood Products                  (2)       79           41       158       (1)       22           42      126
                             -----     -----        -----     -----      ---       ---         ----      ---
                             ($352)    ($346)       ($276)    ($256)     $15       ($6)        $141     $115

 Note (1)   Not in accordance with GAAP

In the fourth quarter of 2005, Newsprint operating results were negatively impacted by $71 million of mill closure and other elements and $224 million for asset write downs. Also in the fourth quarter of 2005, operating results of the Commercial Printing Papers segment were positively impacted by $53 million from the sale of timberlands and were negatively impacted by $124 million for asset write downs. Operating results of the Wood Products segment were negatively impacted, in the fourth quarter of 2005, by $1 million of mill closure and other elements.

In the fourth quarter of 2004, operating results of the Newsprint segment were negatively impacted by $30 million of mill closure and other elements and $364 million for asset write downs. Also in the fourth quarter of 2004, operating results of the Commercial Printing Papers segment were negatively impacted by $3 million of mill closure and other elements. Operating results of the Wood Products segment were positively impacted, in the fourth quarter of 2004, by a credit of $57 million related to the partial reversal of the CVD/AD deposited since May of 2002 up to September of 2004.

Newsprint

Table 4: Newsprint variance (in millions of dollars)

                                                           Fav/(unfav) variance due to:
                                        Fourth     -----------------------------------------   Fourth
                                       Quarter                 Foreign                        Quarter
                                         2005       Volume     exchange    Prices    Costs      2004
                                       --------    --------   ----------  --------  -------  ---------
Sales                                   $ 731      ($40)         ($31)     $ 77      $ -      $ 725
Mill closure and other elements            71         -             -         -      (41)        30
EBITDA                                     27        (6)          (18)       77      (75)        49
Amortization                               71         -             3         -       11         85
Amortization (other)                      224         -             -         -      140        364
Operating loss from
  continuing operations                  (268)       (6)          (15)       77       76       (400)
Operating profit (loss) from continuing
  operations bef. specific items(1)        27        (6)          (15)       77      (23)        (6)

Note (1)    Not in accordance with GAAP

In the Newsprint segment, the $132 million improvement in operating results from continuing operations is mainly due to lower asset write downs and higher U.S. dollar selling prices partly offset by higher manufacturing costs per tonne as well as mill closure and other elements, and a stronger Canadian dollar.

According to the Pulp and Paper Products Council (PPPC), North American newsprint production declined 4.4% in the fourth quarter of 2005 compared to the same period in 2004. Total U.S. consumption was down by 4.9% in the fourth quarter of 2005, compared to the fourth quarter of 2004, as daily publishers' advertising volume and circulation continued on a downward trend as well as a result of the ongoing increase in usage of lighter basis weight paper.
According to PPPC, average basis weight of tonnes shipped in the fourth quarter of 2005 fell to 47.2 grams per square meter, 2.1% less than the same period in 2004. However, lighter basis weights also reduced industry production capacity by approximately the same proportion.

According to the PPPC, at the end of December 2005, total producer and customer newsprint inventories were lower by 75,000 tonnes, or 5.7%, compared to the end of September 2005 and lower by 103,000 tonnes, or 7.7%, compared to the end of December 2004. At the end of the fourth quarter of 2005, the Company's overall inventories declined by 48% compared to the end of the third quarter of 2005 and 49% compared to the end of December 2004.

The Company's newsprint shipments in the fourth quarter of 2005 were 1,000,000 tonnes compared to 1,056,000 tonnes in the fourth quarter of 2004. After all machine and mill closures described in this MD&A and the production of lower basis weights as well as the sale of PanAsia are taken into consideration, the Company's annual capacity stands at 3,853,000 tonnes of newsprint including 150,000 tonnes of idled capacity.

During the fourth quarter of 2005, the Company completed the implementation of the October newsprint price increase in the United States. Also, Abitibi-Consolidated announced a newsprint price increase of US$40 per tonne in the United States and $40 per tonne in Canada, effective February 1, 2006. In other parts of the world, newsprint prices have generally continued on an upward trend due to high industry operating rates except for Western Europe, where prices were contractually maintained until the end of 2005.

The Company expects 2006 newsprint consumption in the United States to decline by approximately 4% on a tonnage basis, resulting mainly from continued
increase in sales of lower basis weight paper, as well as reductions in circulation and continued conservation measures among daily newspaper publishers. However, the Company believes announced capacity reductions and the impact on capacity of lower basis weights should result in high industry operating rates in North America.

Global  consumption  growth  is  expected  to be  slightly  positive  in 2006.
Management expects demand in Europe to grow by approximately 1% in 2006, resulting mainly from a continued rise in advertising spending and the growth of free dailies. Latin American demand should record slightly positive growth in 2006.

On a per tonne basis, cost of goods sold for newsprint in the fourth quarter of 2005 was $20 higher than in the same quarter of 2004. The increase in costs was mainly due to higher input prices for energy and virgin fibre, combined with lower production mainly attributable to lower basis weights. This was partly offset by lower usage and by the stronger Canadian dollar reducing costs, in Canadian dollars, of the Company's U.S. mills.

COMMERCIAL PRINTING PAPERS

Table 5: Commercial Printing Papers variance (in millions of dollars)

                                                           Fav/(unfav) variance due to:
                                        Fourth     -----------------------------------------   Fourth
                                       Quarter                 Foreign                        Quarter
                                         2005       Volume     exchange    Prices    Costs      2004
                                       --------    --------   ----------  --------  -------  ---------
Sales                                   $ 387       ($1)         ($16)     $ 29      $ -      $ 375
Mill closure and other elements           (53)        -             -         -       56          3
EBITDA                                     83         -           (15)       29       49         20
Amortization                               41         -             3         -        1         45
Amortization (other)                      124         -             -         -     (124)         -
Operating loss from
  continuing operations                   (82)        -           (12)       29      (74)       (25)
Operating loss from continuing
  operations bef. specific items(1)       (11)        -           (12)       29       (6)       (22)

Note (1)    Not in accordance with GAAP

In the Commercial Printing Papers segment, the $57 million reduction in operating results from continuing operations is mainly due to asset write downs of $124 million, higher production costs and a stronger Canadian dollar partly offset by a profit on the sale of timberlands and higher U.S. dollar selling prices.

According to the PPPC, North American demand for uncoated groundwood papers decreased 1.3% in the fourth quarter of 2005 compared to the same period of 2004 and increased by 2.3% in 2005. The decrease in North American uncoated groundwood demand, which represents the sum of domestic shipments and imports, is mainly attributable to a decline in demand for standard grades and a reduction in imports in the fourth quarter of 2005. The Company believes that the imports have not fully rebounded to historical levels since the Finnish strike which caused imports to fall by more than 16.6% in the fourth quarter of 2005 and by 22.9% for 2005. North American producers benefited from the reduction in imports with North American uncoated groundwood shipments increasing 4.8% in 2005.

The Company's shipments of commercial printing papers totalled 448,000 tonnes in the fourth quarter of 2005 compared to 451,000 tonnes in the fourth quarter of 2004. The Company's uncoated freesheet substitute grades, ALTERNATIVE OFFSET(R) and EQUAL OFFSET(R), part of the ABIOFFSETTM product line, continue to be successful with shipments increasing 4.1% in the fourth quarter of 2005 compared to the fourth quarter of 2004.

On January 6, 2006, Abitibi-Consolidated announced its newest paper product, INNOVATIVE OFFSETTM. Building on the success of ALTERNATIVE OFFSET(R) and EQUAL OFFSET(R), INNOVATIVE OFFSETTM is also an environmentally-friendly and cost-effective paper, delivering up to 20% savings through a lighter basis weight that provides stiffness and print quality. Produced at the Beaupre and Alma paper mills in Quebec, INNOVATIVE OFFSETTM delivers a brightness level of 81 and a whiteness of 90 and is surface-treated to assure better ink hold-out and on-press performance.

During the fourth quarter of 2005, the Company implemented price increases announced in the third quarter for its ABIBRITE(R) and ABIBOOK(R) grades. Also, in the fourth quarter of 2005, Abitibi-Consolidated announced a price increase of US$60 per short ton effective February 1, 2006 for its ABIOFFSETTM grades.

For 2006, the Company expects print advertising to remain healthy and uncoated groundwood paper demand growth will range between 2% to 3%, driven mainly by high-end glossy and superbrite grades.

On a per tonne basis, cost of goods sold for commercial printing papers in the fourth quarter of 2005 was $29 higher than in the same quarter of 2004. The cost increase was mainly due to higher input prices in energy and virgin fibre, as well as pension and other employee future benefits. This was partly offset by better efficiency, lower usage and cost improvements tied to the Company's product development initiatives.

WOOD PRODUCTS

Table 6: Wood products variance (in millions of dollars)

                                                           Fav/(unfav) variance due to:
                                        Fourth     -----------------------------------------   Fourth
                                       Quarter                 Foreign                        Quarter
                                         2005       Volume     exchange    Prices    Costs      2004
                                       --------    --------   ----------  --------  -------  ---------
Sales                                   $ 192      ($46)         ($3)      ($6)     $ -      $ 247
CVD/AD                                     13         3            1         -      (57)       (40)
Mill closure and other elements             1         -            -         -       (1)         -
EBITDA                                     10        (8)          (2)       (6)     (67)        93
Amortization                               12         -            -         -        2         14
Operating profit (loss) from
  continuing operations                   (2)       (8)           (2)       (6)     (65)        79
Operating profit (loss) from continuing
  operations bef. specific items(1)       (1)       (8)           (2)       (6)      (7)        22

Note (1)    Not in accordance with GAAP

In the Wood Products segment, the $81 million reduction in operating results from continuing operations is mainly due to a $57 million credit in relation to the lumber CVD and AD revised rates recorded in 2004, lower sales volume and prices, higher manufacturing costs per thousand boardfeet and a stronger Canadian dollar.

U.S. housing starts decreased by 5.7% from an annual rate of 2.05 million units during December of 2004 to 1.933 million units during December of 2005. During the fourth quarter of 2005, average U.S. dollar lumber prices (f.o.b. Great Lakes) decreased by 5% for 2x4 Stud and 3.6% for 2x4 Random Length compared to the same period of 2004.

Sales volume in the fourth  quarter of 2005,  totalled  446 million  boardfeet
(MBf) compared to 549 MBf for the same period in 2004. Average selling prices in Canadian dollars for the fourth quarter of 2005 were 4% lower than in the same quarter in 2004 as a result of lower U.S. dollar lumber prices and a stronger Canadian dollar.

On a per thousand boardfeet basis, cost of goods sold for wood products in the fourth quarter of 2005 was $11 higher than in the fourth quarter of 2004. This was mainly due to higher wood and fuel prices and lower productivity mainly attributable to smaller diameter logs.

On November 15, 2005, Abitibi-Consolidated announced to its employees the permanent closure of the Champneuf sawmill, as a result of the consolidation of two sawmills located in Champneuf and Senneterre, Quebec into one operation.

With respect to the ongoing softwood lumber dispute, on November 15, 2005, the World Trade Organization (WTO) panel upheld the U.S. International Trade Commission's (USITC) new threat of injury determination. Canada has filed an appeal. The Company believes that neither the USITC decision responding to the WTO nor the WTO panel's ruling that the USITC decision complies with WTO obligations, should affect the outcome of the softwood lumber appeals under U.S. domestic law as applied by the North American Free Trade Agreement (NAFTA) dispute panel. The NAFTA panel has ruled that only a negative injury determination is consistent with U.S. domestic law. Therefore, the Company believes that, because NAFTA appeal process was concluded in Canada's favour, the Company is entitled to a full refund of all duty deposits paid to date, and should not be obligated to pay duty deposits on future exports to the United States. However, the U.S. government disputes this position and continues to impose both AD and CVD duties. The Company has joined in litigation to force termination of the AD and CVD orders and to obtain refunds of all duty deposits paid.

With respect to the CVD case, on November 22, 2005, the U.S. Department of Commerce (USDOC) issued a decision following the latest NAFTA panel ruling in the appeal of the original investigation, finding that Canadian producers had received only DE MINIMIS subsidies of 0.8%. If the NAFTA panel confirms the USDOC determination of a country-wide subsidy rate below 1.0%, under U.S. law, such a low rate should result in case dismissal. However, the U.S. government has indicated it may consider prolonging the NAFTA litigation with an extraordinary challenge proceeding. The U.S. government has also stated that it believes any final decision resulting from the NAFTA process will apply only prospectively, and thus it is not required to refund any duties already deposited.

On December 12, 2005, USDOC published final results for the second administrative AD review, covering the period of May 1, 2003 through April 30, 2004, and for the second administrative CVD review covering April 1, 2003 through March 31, 2004. Based on these reviews, the Company's AD assessment rate and CVD assessment rate will be 3.2% and 8.7% respectively, for entries occurring during the second review periods. The Company has appealed the USDOC second review AD determinations, and other parties have appealed the CVD determination. The duty assessment rates may change as a result of these appeals. Once the results of the second administrative reviews become final after these appeals are concluded, assuming the case is not ended and all cash deposits returned on the basis of the USITC failure to find injury or threat of injury, the Company will be entitled to a refund with interest of the difference between the amounts of estimated duties deposited from May 1, 2003 through April 30, 2004 for the AD case and April 1, 2003 through March 31, 2004 for the CVD case, and the final assessment rates determined in the second reviews provided the deposits made exceed the final assessed amount. If, on the other hand, the amounts deposited turned out to be insufficient to cover the duties assessed, the Company will owe the difference, with interest.

On November 23, 2005, USDOC announced its selection of respondents for the third administrative AD review, which will cover the period of May 1, 2004 through April 30, 2005. Instead of individually examining the largest exporters, as in prior reviews, USDOC decided to select respondents using a random sampling approach. The Company was not selected as a respondent. The Company has, however, requested its own rate by submitting its data to USDOC voluntarily. On January 6, 2006, USDOC indicated it would not consider such data. The Company is evaluating its options, but it appears likely that the Company will not receive its own individual margin of dumping in that review, unless the Company successfully appeals USDOC's decision. Instead, as with all other non-selected producers, it likely will receive a rate determined on the basis of the selected respondents.

In light of the little progress in the lumber dispute case in 2005 and considering the fact that Abitibi-Consolidated has not been selected as a respondent for the third administrative AD review, the Company revised its estimated amount receivable by applying the estimated revised rates published on December 20, 2004 for the first administrative reviews and the estimated revised rates published on December 12, 2005 for the second administrative reviews to their respective covered periods. As a result, the estimated recoverable cost reduction is US$52 million, an amount similar to that already recorded in the Company's books. Also, the Company classified the totallity of the amount receivable in long-term assets under "Other assets" due to the uncertainty of receiving any amount within the next 12 months because of the various appeal possibilities. The US$52 million receivable is applicable to CVD for an amount of US$23 million and AD for an amount of US$29 million. The distribution between the first and the second review period is US$16 million and US$36 million respectively and between fiscal years 2002, 2003 and 2004, US$10 million, US$30 million and US$12 million respectively.


DIVIDENDS AND SHARES OUTSTANDING

On October 25, 2005, the Company's  Board of Directors  declared a dividend of
2.5 cents per share paid on December 1, 2005 to shareholders of record as at November 7, 2005.

On January 31, 2006, the Company's  Board of Directors  declared a dividend of
2.5 cents per share payable on March 1, 2006 to shareholders of record as at February 13, 2006.

As at December 31, 2005, the number of shares outstanding has remained constant at 440 million compared to the end of the same period in 2004 while there were 13.6 million options outstanding at the end of December 2005 compared to 13.9 million at the end of December 2004.


FINANCIAL POSITION AND LIQUIDITY

Cash generated from continuing operating activities totalled $93 million for the fourth quarter ended December 31, 2005, compared to cash generated from continuing operations of $49 million in the corresponding period of 2004. The increase in cash flows generated from operating activities is mainly due to a reduction in working capital requirements mainly attributable to the increase in accounts payable, lower accounts receivable and lower inventories partly offset by a reduction in operating results from continuing operations.

Capital expenditures were $177 million for the twelve-month period ended December 31, 2005 compared to $256 million in the corresponding period last year. This reduction is mainly attributable to the capital spent on the Alma, Quebec machine in the first half of 2004. In the fourth quarter of 2005, the Company purchased co-generation assets located at its Fort Frances, Ontario paper mill and previously owned by a third party. The purchase price of the transaction was $10 million plus a possible additional amount of $4 million depending on certain conditions.

Total long-term debt amounted to $3,762 million for a ratio of net debt to total capitalization of 0.598, as at December 31, 2005, compared to $4,612 million for a net debt to total capitalization ratio of 0.616 at December 31, 2004. The decrease in the Company's long-term debt is mainly attributable to debt repayment from the proceeds of the sale of PanAsia and the timberlands in Ontario. The reduction is also due to the variation at the end of the fourth quarter, when compared to December 31, 2004, in the exchange rate between the Canadian dollar and the U.S. dollar, in which most of the Company's long-term debt is denominated. The current portion of the long-term debt decreased from $491 million at the end of 2004 to $18 million as at December 31, 2005, mainly attributable to debt repayment by Abitibi-Consolidated and Augusta Newsprint Company. Also, as at December 31, 2005, cash and cash equivalents stood at $67 million, a decrease of $48 million compared to December 31, 2004.

On December 16, 2005, the Company announced the expiration and the completion of its cash tender offer for certain series of its outstanding notes (collectively, the "Notes"). A total of US$1,065.5 million in aggregate principal amount of Notes were tendered prior to the expiration date and a total of US$578.8 million aggregate principal amount of Notes were accepted for purchase. Table 7 below shows, among other things, the series of Notes subject to the tender offer, the principal amount of Notes tendered prior to the expiration of the tender offer, the principal amount of Notes accepted for purchase by Abitibi-Consolidated and the principal amount remaining outstanding.

Table 7: Details of the tender offer for certain outstanding Notes completed on December 16, 2005.

                                             Principal Amount (in millions of US dollars)
                                   -----------------------------------------------------------------
                                   Outstanding as at   Tendered prior to   Accepted for   Remaining
Security                              Dec. 1, 2005         expiration        purchase    Outstanding
                                   -----------------  ------------------ --------------  -----------
6.95% Notes due Dec. 15, 2006                $200.0              $184.8       $184.8        $15.2

7.625% Notes due May 15, 2007                 200.0               139.0        139.0         61.0

6.95% Notes due April 1, 2008                 250.0               209.2         50.0        200.0

7.875% Notes due Aug. 1, 2009                 250.0               204.7        100.0        150.0

8.55% Notes due Aug. 1, 2010                  500.0               327.8        105.0        395.0
                                   -----------------  ------------------ --------------  -----------
                                           $1,400.0            $1,065.5       $578.8       $821.2


On October 3, 2005, the Company renewed its revolving credit facility arrangements. Two new banking facilities were put into place maturing in December 2008: a $550 million facility secured by certain fixed assets and a $150 million facility secured by certain working capital elements, as permitted under bond indentures. The facilities require the Company to maintain certain financial ratios namely, an interest coverage ratio of not less than 1.5x for the life of the agreement and a net funded debt to capitalization ratio of not more than 70% until December 31, 2007 and of not more than 65% thereafter. Exempt from the calculation of the net funded debt to capitalization ratio is up to $500 million of non-cash asset write downs on an after-tax basis, including $235 million already taken in December 2004. The interest coverage ratio was 1.9x for the twelve-month period ended December 31, 2005 and the net funded debt to capitalization ratio amounted to 59.1% at the end of December 2005. At the end of December 2005, the Company had drawn $70 million on its credit facility.

In the fourth quarter of 2005, the Company replaced its securitization program with two new programs. On October 28, 2005, the Company finalized a US$300 million North American program, and on December 9, 2005, it completed a US$125 million International program. The North American program is committed for three years while the International program is uncommitted. The programs do not require the Company to maintain a specific credit rating or company-specific financial covenants. Under these programs, the outstanding balance in Canadian dollars, as at December 31, 2005 was $459 million. Under the previous program, the outstanding balance in Canadian dollars, as at December 31, 2004, was $441 million.

On November 3, 2005, Dominion Bond Rating Service (DBRS) downgraded the Company's debt ratings to BB (low) with the trend negative. On December 1, 2005, Standard & Poor's lowered the Company's debt ratings to B plus and the outlook was revised to stable. On December 8, 2005 Moody's downgraded the Company's long-term debt ratings to B1 and restored the outlook to stable. At the same time, Moody's upgraded the liquidity rating to SGL-2. Finally, on December 12, 2005 Fitch initiated coverage of the Company's debt and rated the senior unsecured bonds B+ and the secured bank debt BB -. The issuer default rating is also B + and the rating outlook stable.

OTHER NOTEWORTHY EVENTS

In the fourth quarter of 2005, the Company performed an impairment test of some long-lived assets on the Lufkin paper mill in light of a scenario of the mill's restart producing lightweight coated paper under a partnership structure. As a result of this test, Abitibi-Consolidated recorded an impairment charge of $125 million of which $81 million is attributed to the Commercial Printing Papers segment and $44 million to the Newsprint segment.

On December 28, 2005, Abitibi-Consolidated announced the completion of the sale of its privately owned timberlands (about 196,000 hectares or 485,000 acres) located near Thunder Bay to North Star Forestry Ltd., a subsidiary of Wagner Forest Management Ltd for $55 million. In light of the fact that the Fort William paper mill has not been sold, it remains subject to the ongoing in-depth operations' review. The objective is to improve the mill's performance and cost structure to ensure a long-term cost competitive operation. However, the Company evaluated the paper mill at its net realizable value and recognized an impairment of $43 million.

With respect to the in-depth operations' review, Abitibi-Consolidated announced on December 14, 2005, the permanent closure of the Kenora and Stephenville paper mills. These decisions have resulted in the permanent removal of 344,000 tonnes of capacity, in addition to 90,000 tonnes already announced in the third quarter. In the fourth quarter of 2005, Abitibi-Consolidated recorded, on a pre-tax basis, asset write downs of $180 million. The Company also recorded mill closure costs, including additional pension expenses, of $68 million, of which $45 million is cash. As a result of these closures, the Company expects pension expense to be higher by about $26 million in 2007, which amount will be almost totally offset by reductions in other years.

Also resulting from the in-depth operations' review, on December 21, 2005, Abitibi-Consolidated announced to its employees the intention to permanently close one paper machine at the Bridgewater mill, in Ellesmere Port, UK. The closure of the machine is scheduled for April 2006 at the latest and is expected to impact 65 people. The closure will remove 60,000 tonnes of annual newsprint capacity.

On November 17, 2005, Abitibi-Consolidated announced that it had completed the sale of its 50% share ownership in PanAsia to Norske Skog of Norway. Initially announced in September 2005, the transaction generated cash considerations of US$600 million plus a cash purchase price adjustment of up to US$30 million depending on the achievement of certain financial performance objectives in 2006. In total, this transaction reduced Abitibi-Consolidated's net debt level by approximately $1 billion, compared to the second quarter of 2005, improving its balance sheet and liquidity position, as well as providing financial flexibility for the future. Divesting PanAsia also reflects a choice by the Company to sharpen its strategic focus on its North American portfolio of assets, where it has direct access to free cash flows.

Abitibi-Consolidated initially invested US$200 million in the original three-way partnership created in 1999 to form PanAsia. When South Korean partner Hansol decided to exit in 2001, the Company invested an additional US$175 million. The Company received US$85 million of dividends since 1999. The Company's share of PanAsia's 2005 newsprint capacity was 705,000 tonnes.

Table 8: Selected reclassified Quarterly information from continuing operations
         (in millions of dollars, except otherwise mentioned)
         Wood Products segment is not shown as it is not affected by the sale of PanAsia.

                                                                        2005                               2004
                                                        ----------------------------------  ---------------------------------
                                                           Q-4      Q-3      Q-2      Q-1      Q-4      Q-3      Q-2     Q-1
                                                        -------  -------  -------  -------  -------  -------  ------- -------
NEWSPRINT
Sales volume (Thousands of tonnes)                       1,000    1,014      979      979    1,056      993      928     994
Sales                                                     $731     $748     $722     $691     $725     $711     $670    $689
Amortization                                               295       94       72       70      449       85       84      84
Operating profit (loss) from continuing operations        (268)       9       27        4     (400)      34       11      (7)

COMMERCIAL PRINTING PAPERS
Sales volume (Thousands of tonnes)                         448      451      436      447      451      450      422     415
Sales                                                     $387     $395     $388     $382     $375     $390     $368    $346
Amortization                                               165       43       44       45       45       46       43      43
Operating profit (loss) from continuing operations         (82)       1        7      (15)     (25)      (8)      (1)    (18)

CONSOLIDATED
Sales                                                   $1,310   $1,355   $1,354   $1,323   $1,347   $1,405   $1,308  $1,239
Amortization                                               472      150      129      128      508      145      141     141
Operating profit (loss) from continuing operations        (352)       8       57       11     (346)      75       41     (26)
Earnings (loss) from continuing operations                (345)      95      (49)     (54)    (115)     179      (84)   (106)
Earnings (loss) from continuing operations per share     (0.79)    0.22    (0.11)   (0.13)   (0.26)    0.40    (0.19)  (0.24)

Please refer to historical segmented financial information for details of specific elements that impacted results since the beginning of 2004. Note 3 of the consolidated financial statements gives more details on discontinued operations.

Table 8 shows certain information from continuing operations that have been affected by the announcement of PanAsia's sale. It should be noted that reclassified financial information does not take into account the use of proceeds from the sale of PanAsia and the resulting reduction in interest cost.


DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

In the quarter ended December 31, 2005, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company's CEO and CFO periodically review the Company's disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the fourth quarter, the Company's CEO and CFO were satisfied with the effectiveness of the Company's disclosure controls and procedures.


OVERSIGHT ROLE OF AUDIT COMMITTEE

The Audit Committee reviews, with Management and the external auditor, the Company's quarterly MD&A and related consolidated financial statements and approves the release to shareholders. Management and the internal auditor of the Company also periodically present to the Committee a report of their assessment of the Company's internal controls and procedures for financial reporting. The external auditor periodically prepares a report for Management on internal control weaknesses noted, if any, identified during the course of the auditor's annual audit, which is reviewed by the Audit Committee.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-Consolidated operates and management's beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisitions or other business combinations or divestitures that may be announced or completed after such statements are made.